June 3, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Daniel L. Gordon, Senior Assistant Chief Accountant

Re:	Starwood Property Trust, Inc.
Form 10-K
Filed February 25, 2015
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”) hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated May 19, 2015 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).  For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Starwood’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2014

Consolidated Balance Sheets, page 91

COMMENT:

1.	We have reviewed your responses to comments 3 and 4. We are considering your responses and we may have further comments.

STARWOOD Response:

We acknowledge and appreciate that the discussion of our variable interest entities (VIEs) is complex. As a result, we would welcome a discussion with you on this topic to assist you in better understanding the nature of these vehicles and the resulting impact to our consolidated

U.S. Securities and Exchange Commission

June 3, 2015

financial statements.  In the meantime, if you should need any further information, please do not hesitate to contact us.

Consolidated Statements of Operations, page 92

COMMENT:

2.

We note your response to comment 4. Please confirm to us the nature of the $212,506 and $116,377 recorded as income of consolidated VIEs, net in 2014 and 2013, respectively. If this represents the change in fair value of your economic interest in consolidated VIEs, please consider using a more descriptive label in future filings.

STARWOOD Response:

Amounts recorded as “income of consolidated VIEs, net” relate to the change in fair value of our economic interests in the VIEs which we consolidate.  In future filings, we will use a more descriptive label for this line item.

Form 10-Q for the quarter ended March 31, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

COMMENT:

3.

We note your response to comment 1. As previously requested, please disclose the weighted average yield on your investment assets, or tell us where this disclosure has been provided. Please also include a discussion of any trends in the weighted average yield on assets and weighted average borrowing costs for those assets.

STARWOOD Response:

We have disclosed the weighted average yields on each of our investment assets within the table on page 62 of our Form 10-Q for the quarter ended March 31, 2015 under the column heading “Unlevered Return on Asset.”  Beginning with our Form 10-Q filing for the quarter ended June 30, 2015, we will include a discussion of any established trends in our weighted average yield on assets and weighted average borrowing costs for those assets.

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U.S. Securities and Exchange Commission

June 3, 2015

Starwood hereby acknowledges that:

•	Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2014 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Starwood’s filings; and

•	Starwood may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you need any further information, please contact Rina Paniry, Chief Financial Officer, by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ RINA PANIRY

Rina Paniry

Chief Financial Officer